3/22

04010780

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sao Paulo Alpargatas SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FILE NO. 82- 3692

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/23/04

(A free translation of the original in Portuguese)

82-3692

04 MAR 22 AM 7:21

São Paulo Alpargatas S.A. and Subsidiary Companies

Financial statements at December 31, 2003 and 2002 and Report of Independent Auditors

82-3692

AR/S

12-31-03 04 MAR 22 AM 7:21

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
São Paulo Alpargatas S.A.

1 We have audited the accompanying balance sheets of São Paulo Alpargatas S.A., and the consolidated balance sheets of São Paulo Alpargatas S.A. and subsidiary companies as of December 31, 2003 and 2002, and the related statements of income, of changes in stockholders' equity and of changes in financial position of São Paulo Alpargatas S.A., as well as the consolidated statements of income and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

PRICEWATERHOUSECOOPERS

São Paulo Alpargatas S.A.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of São Paulo Alpargatas S.A. and of São Paulo Alpargatas S.A. and subsidiary companies at December 31, 2003 and 2002, and the results of operations, the changes in stockholders' equity and the changes in financial position of São Paulo Alpargatas S.A., as well as the consolidated results of operations and changes in financial position, for the years then ended, in conformity with accounting practices adopted in Brazil.

4 Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The statement of cash flow is presented for purposes of additional analysis and is not a required part of the basic financial statements. This statement has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, February 6, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Contador CRC 1DF005919/O-3 "S" SP

(A free translation of the original in Portuguese)

São Paulo Alpargatas S.A. and Subnsidiary Companies

Balance Sheet at December 31

In thousands of reais, except amounts per thousand shares

	Parent company		Consolidated	
Assets	**2003**	**2002**	**2003**	**2002**
Current assets				
Cash and banks	260	5,180	3,796	9,079
Financial investments	136,286	115,204	152,358	153,099
Customers	167,410	162,289	224,849	214,763
Advances on exchange contracts	(440)	(5,102)	(4,728)	(12,132)
Allowance for doubtful accounts	(10,650)	(8,119)	(13,828)	(13,825)
Inventories	57,422	55,939	121,252	101,674
Deferred income tax and social contribution	8,394	6,917	8,394	6,917
Other receivables	8,774	14,162	13,682	18,233
Taxes recoverable	3,775	17,457	20,481	22,683
Dividends receivable	4,032	6,236		
Prepaid expenses	11,960	8,673	14,099	10,094
	387,223	378,836	540,355	510,585
Long-term receivables				
Fixed assets for sale	16,365	14,612	16,965	15,111
Taxes recoverable	8,511	24,749	8,544	25,108
Compulsory deposits	3,818	3,242	4,746	4,798
Other accounts receivable	8,869	11,527	10,309	14,130
Deferred income tax and social contribution	46,044	50,728	54,044	56,250
	83,607	104,858	94,608	115,397
Permanent assets				
Investments				
Subsidiary and associated companies	204,001	159,591		
Negative goodwill of subsidiary	(4,809)		(4,809)	
Other	195	195	196	195
Property, plant and equipment	111,428	122,636	262,069	252,971
Deferred charges	13,998	13,696	14,027	13,750
	324,813	296,118	271,483	266,916
Total assets	795,643	779,812	906,446	892,898

	Parent company		Consolidated	
Liabilities and stockholders' equity	**2003**	**2002**	**2003**	**2002**
Current liabilities				
Suppliers	26,294	36,987	34,180	43,525
Financing	28,890	22,806	84,668	94,190
Salaries and social charges	20,924	20,348	29,104	27,504
Provision for contingencies	4,718	4,648	9,057	9,961
Dividends and interest on own capital	24,684	26,011	24,271	26,265
Taxes payable	7,245	8,280	24,419	16,159
Other payables	11,639	33,201	15,925	35,817
	124,394	152,281	221,624	253,421
Long-term liabilities				
Subsidiary and associated companies	32,822	23,549		
Financing	37,534	58,256	80,072	90,475
Provision for income tax and social contribution payable	43,439	49,272	45,449	50,900
Provision for contingencies	13,134	13,097	14,648	15,017
Taxes payable	44,068	37,917	44,068	37,917
Other liabilities	6,814	6,704	7,305	6,773
	177,811	188,795	191,542	201,082
Minority interest			5	4
Stockholders' equity				
Paid-up capital	273,510	273,510	273,510	273,510
Capital reserve	9,450	9,450	11,406	10,983
Treasury shares	(7,082)	(7,082)	(7,082)	(7,082)
Revenue reserves	217,560	162,858	215,441	160,980
	493,438	438,736	493,275	438,391
Total liabilities and stockholders' equity	795,643	779,812	906,446	892,898
Equity value per thousand shares - R$	264.78	235.43		

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

São Paulo Alpargatas S.A.
and Subsidiary Companies

Statement of Income
Years Ended December 31
In thousands of reais, except amounts per thousand shares

	Parent Company		Consolidated	
	2003	**2002**	**2003**	**2002**
Gross sales				
Sale of products	891,188	792,039	1,245,792	1,056,372
Taxes on sales	147,991	128,602	196,390	154,494
Net sales	743,197	663,437	1,049,402	901,878
Cost of sales	463,683	413,024	699,741	582,213
Gross profit	279,514	250,413	349,661	319,665
Operating (expenses) income				
Selling	(199,629)	(187,495)	(225,568)	(209,348)
General and administrative	(45,652)	(39,524)	(57,535)	(49,652)
Management fees	(2,930)	(2,557)	(3,819)	(2,557)
Financial income	42,001	40,805	39,980	57,226
Financial expenses	(5,739)	(53,915)	(5,719)	(90,333)
Equity in the results of subsidiary and associated companies	17,746	20,913		
Other operating income, net	(1,206)	12,162	(4,614)	19,543
	(195,409)	(209,611)	(257,275)	(275,121)
Operating profit	84,105	40,802	92,386	44,544
Non-operating (expenses) income, net	(703)	7,968	(432)	8,306
Profit before taxation	83,402	48,770	91,954	52,850
Income tax and social contribution	(1,450)	(998)	(11,698)	(6,740)
Net income for the year	81,952	47,772	80,256	46,110
Net income per thousand shares at the end of the year - R$	43.98	25.63		

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

São Paulo Alpargatas S.A.

Statement of Changes in Stockholders' Equity

In thousands of reais

		Capital reserve		Revenue reserves			
	Paid-up capital	Special reserve	Treasury shares	Legal	For investments	Retained earnings	Total
At December 31, 2001	273,510	9,450	(7,082)	8,962	133,260		418,100
Net income for the year						47,772	47,772
Appropriation of net income							
Reserves							
Legal				2,388		(2,388)	
For investments					34,038	(34,038)	
Proposed dividends						(11,346)	(11,346)
Interest on own capital					(15,790)		(15,790)
At December 31, 2002	273,510	9,450	(7,082)	11,350	151,508		438,736
Net income for the year						81,952	81,952
Appropriation of net income							
Reserves							
Legal				4,097		(4,097)	
For investments					50,605	(50,605)	
Dividends/interest on own capital proposed						(27,250)	(27,250)
At December 31, 2003	273,510	9,450	(7,082)	15,447	202,113		493,438

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

São Paulo Alpargatas S.A.
and Subsidiary Companies

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais

	Parent company		Consolidated	
	2003	**2002**	**2003**	**2002**
Financial resources were provided by				
Operations				
Net income for the year	81,952	47,772	80,256	46,110
Fiscal incentives			1,956	1,644
Income (expenses) not affecting working capital				
Depreciation and amortization	26,680	24,296	47,303	38,334
Residual value of permanent asset disposals	1,723	(47)	2,093	724
Equity in the results of subsidiary and associated companies	(17,746)	(20,913)		
Exchange variation on permanent investments			1,192	(11,152)
Exchange variation – long-term	(9,815)	18,194	(9,815)	18,194
Effect of increase in participation on opening balance of net working capital of subsidiary			5,789	
Income tax and social contribution				
Long-term receivables	3,127	(1,978)	2,515	(4,454)
Long-term liabilities	(1,303)	3,233	(1,303)	3,233
Increase in long-term liabilities	5,628	12,057	7,854	12,057
	90,246	82,614	137,840	104,690
Stockholders				56
Third parties				
Dividends and interest on own capital	4,930	6,236		
Increase in long-term liabilities		10,254	8,618	33,712
Decrease in long-term receivables	19,950		12,203	
Total funds obtained	115,126	99,104	158,661	138,458

São Paulo Alpargatas S.A.
and Subsidiary Companies

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais (continued)

	Parent company		Consolidated	
	2003	2002	2003	2002
Financial resources were used for				
Increase in long-term receivables		5,699		10,928
Decrease in long-term liabilities	5,493		11,844	
Permanent assets				
Investments	26,785		23,537	
Property, plant and equipment	14,960	15,403	29,954	33,801
Deferred charges	4,364	9,128	4,364	9,130
Dividends and interest on own capital	27,250	27,136	27,395	27,391
Total funds used	78,852	57,366	97,094	81,250
Increase in working capital	36,274	41,738	61,567	57,208
Changes in working capital				
Current assets				
At the end of the year	387,223	378,836	540,355	510,585
At the beginning of the year	378,836	294,205	510,585	382,747
	8,387	84,631	29,770	127,838
Current liabilities				
At the end of the year	124,394	152,281	221,624	253,421
At the beginning of the year	152,281	109,388	253,421	182,791
	(27,887)	42,893	(31,797)	70,630
Increase in working capital	36,274	41,738	61,567	57,208

The accompanying notes are an integral part of these financial statements.

1 Operations

The main activities of the company and its direct and indirect subsidiaries are the manufacturing and sale of:

. footwear and component parts;

. clothing, textiles and component parts;

. leather, resin and natural or synthetic rubber articles;

. sporting goods; and

. processed, spun, weaved and finished cotton products.

These activities are carried out in various plants distributed geographically, some in regions with incentives.

2 Significant Accounting Practices

(a) Financial statements

The parent company and consolidated financial statements have been prepared in conformity with accounting principles determined by Brazilian corporate legislation and the regulations of the Brazilian Securities Commission (CVM).

When preparing the financial statements, it is necessary to utilize estimates to record certain assets, liabilities and other transactions. The financial statements and the consolidated financial statements therefore include various estimates regarding the useful lives of property, plant and equipment items, provisions necessary for contingent liabilities, computations of provisions for income tax and other taxes. The actual results may vary from those estimated.

All amounts in thousands of reais unless otherwise indicated

(b) Determination of results of operations

Results are determined on the accrual basis of accounting.

(c) Current assets and long-term receivables

These are stated at realizable amounts including, when applicable, accrued income and monetary and exchange variations.

The allowance for doubtful accounts is set up in an amount which management considers to be sufficient to cover losses on collection.

"Vendor" financial agreements are recorded net, and at December 31, 2003 the net receivables amounted to R$ 8,639 (2002 - R$ 11,459) at the parent company, and R$ 10,268 (2002 - R$ 14,186) in the consolidated.

Inventories are stated at the average cost of purchase or production, which is lower than replacement cost or realizable amounts.

Prepaid expenses relate mainly to television advertising paid in advance. Amortization is recorded over the periods of transmission, substantially during the fiscal year.

(d) Permanent assets

These are stated at cost and take the following matters into consideration:

. Investments in subsidiary and associated companies are recorded on the equity basis.

. Depreciation of property, plant and equipment is on the straight-line basis at the rates mentioned in Note 10, which take into consideration the economic useful lives of the assets.

. Deferred charges are amortized over up to five years as from the date benefits start to be generated. Deferred charges in 2003 refer substantially to the development of systems, pre-operating expenses and leasehold improvements.

All amounts in thousands of reais unless otherwise indicated

(e) Current and long-term liabilities

These are stated at known or estimated amounts including accrued charges and monetary and exchange variations, when applicable.

(f) In order to improve the disclosure and comparison of balances, certain reclassifications were made in the statement of income and the balance sheet of the parent company and consolidated at December 31, 2002.

3 Consolidated Financial Statements

The consolidated financial statements have been prepared in conformity with consolidation principles and the legal dispositions applicable in Brazil. Accordingly, intercompany investments, revenues and expenses have been eliminated.

The consolidated financial statements include the financial statements of the Company and of the directly or indirectly controlled subsidiaries listed in Note 9.

The financial statements of the foreign subsidiary were translated into reais using the foreign exchange rate at the balance sheet date.

The difference between the parent company and consolidated results arises from a tax incentive of R$ 1,956 (2002 - R$ 1,533) pertaining to Amapoly Indústria e Comércio Ltda. and from unrealized profits of R$ 260 (2002 - R$ 129) of the jointly-controlled company Santista Têxtil S.A. The difference between the net equity of the parent company and that shown in the consolidated financial statements refers basically to unrealized profits of Santista Têxtil S.A., amounting to R$ 163 (2002 - R$ 345).

All amounts in thousands of reais unless otherwise indicated

4 Financial Investments

	Parent company		Consolidated	
	2003	2002	2003	2002
Investment funds	13,581	9,719	13,581	9,719
Bank Deposit Certificates (CDBs)	123,927	105,485	139,609	142,734
Remunerated current accounts				
Export notes/US$ swap	(1,222)		(832)	646
	136,286	115,204	152,358	153,099

5 Inventories

	Parent company		Consolidated	
	2003	2002	2003	2002
Finished products	33,667	32,060	48,703	40,461
Work in process	9,245	10,104	21,926	18,752
Raw materials	14,951	14,118	45,602	36,756
Other	1,115	1,757	8,057	9,106
Provision for loss	(1,556)	(2,100)	(3,036)	(3,401)
	57,422	55,939	121,252	101,674

All amounts in thousands of reais unless otherwise indicated

6 Fixed Assets for Sale

Land, buildings and improvements which are not used by the company have been put up for sale. They are recorded at cost, which is lower than the estimated realizable amounts.

In the second quarter of 2002, the company sold a property located in the district of Mooca in São Paulo, which had a positive impact of R$ 7,339 on non-operating results for that year.

7 Taxes Recoverable

(a) Current

	Parent company		Consolidated	
	2003	2002	2003	2002
Withholding income tax (IRRF) to offset	3,254		1,232	238
Value-added tax recoverable (Santista Têxtil S.A.)			2,199	755
State valued-added tax (ICMS) recoverable (Santista Têxtil S.A.)			8,580	3,562
Excise tax (IPI) recoverable	431	14,084	4,261	14,755
Fiscal incentive - ICMS		3,373		3,373
Prepaid income tax (IR) and social contribution (CSLL)			4,120	
Other	90		89	
	3,775	17,457	20,481	22,683

According to Law 9779/99, the company is able to use, via reimbursement or offset, the Excise Tax (IPI) credits related to inputs used in products that are tax free, exempt or taxable at zero rate on shipment, under the terms of articles 73 and 74 of Law 9430.

All amounts in thousands of reais unless otherwise indicated

Also, Regulatory Instruction 33/99 recognized the right to use any credits, indistinctly, and not only those for which there is express authorization in the IPI Regulations (RIPI), except for some specific situations.

Within this context, the Company carried out an ample review of IPI credits as from January 1999, and since September 2000, has recorded credits at the time raw materials are received.

The company obtained authorization from the Federal Revenue Secretariat to offset the credits against other deferred federal taxes.

The Value-Added Tax (IVA) recoverable refers to a tax credit of the subsidiary Santista Têxtil S.A. located in Argentina.

(b) Long-term receivables

	Parent company		Consolidated	
	2003	2002	2003	2002
IRRF on financial investments		16,411		16,411
Prepaid IRRF and CSLL	3,254	3,672	3,352	3,182
ICMS on fixed assets	3,823	2,931	3,855	2,931
Tax on sales to the Army and Navy		1,529		1,529
Other	1,434	206	1,337	1,055
	8,511	24,749	8,544	25,108

All amounts in thousands of reais unless otherwise indicated

8 Compulsory Deposits

	Parent company		Consolidated	
	2003	2002	2003	2002
Deposits for tax appeals	6,009	21,052	6,191	21,234
Provision for tax appeal deposits	(5,374)	(20,446)	(5,374)	(20,631)
Deposits for labor claims	2,378	1,981	3,828	3,432
Other	805	655	101	763
	3,818	3,242	4,746	4,798

Deposits related to claims made by the company, net of provisions for losses, basically comprise judicial actions related to Value-Added Tax on Sales and Services (ICMS), the calculation basis of the Social Contribution on Revenues (COFINS), Tax on Financial Operations (IOF) on foreign exchange contracts, the education salary and deposits linked to labor claims.

In September 2003, the company reversed the provision for the education salary, amounting to R$ 12,590, against the respective compulsory deposits, since, according to the opinion of the legal advisors, the probability of a favorable outcome is remote.

All amounts in thousands of reais unless otherwise indicated

9 Investments in Subsidiary and Associated Companies

	Amapoly Indústria e Comércio Ltda.	Expasa Anstalt, Inc.	Fibrasil Agrícola e Comercial Ltda.	Expasa Florida, Inc.	Albrás S.A.	Santista Têxtil S.A.	Total
Information at December 31, 2003							
Number of shares or quotas held	6,557,122	1	25,583	2,500	12,000	306,086,667	
Holding - %	100	100	100	100	100	30.67	
Capital	6,557		26	16,772		373,361	
Net equity	42,976		383	183		526,485	
Net income (loss) for the year	5,304		12	(2,419)		43,561	
Book value of investment							
2003	42,976		383	(513)		156,346	199,192
2002	35,717		371	(1,203)		124,706	159,591
Equity in the results							
2003	7,260		12	(2,268)		12,742	17,746
2002	5,709	(3,440)	44		(1,036)	19,636	20,913

All amounts in thousands of reais unless otherwise indicated**

Amapoly produces laminated PVC and polyester that are used in the production of truck tarpaulins, backlight and frontlight signs, banners, tents, etc, and laminated polyethylene used in the production of covers for agro-industry, home and leisure. The plant is located in Manaus - AM.

During 2002, the company started to consolidate directly its investment in Expasa Florida, Inc., upon termination of the activities of Expasa Anstalt, Inc.

Albrás was closed in May 2002 by decision of its parent company, São Paulo Alpargatas S.A.

Santista Têxtil operates in the cotton processing, spinning, weaving and fabric finishing areas; sells, imports and exports these products and their raw materials; produces ready-made articles; and conducts other correlated and similar activities.

On June 18, 2003, the company purchased 27,777,777 common shares and 28,864,827 preferred shares of Santista Têxtil S.A., equivalent, respectively, to 5.00% of the voting capital, 6.50% of the preferred capital and 5.66% of the total capital. Accordingly, it now holds 50.00% of the voting capital, 6.50% of the preferred capital and 30.67% of the total capital of Santista.

The purchase price of R$ 23,537 was determined taking into consideration the expectation of results and the generation of cash by Santista using rates of return defined and considered to be adequate by the stockholders. This transaction resulted in negative goodwill of R$ 4,809, which will be amortized on realization of the investment.

All amounts in thousands of reais unless otherwise indicated

10 Property, Plant and Equipment

	Parent company				Consolidated		
	2003			2002	2003	2002	
	Cost	Accumulated depreciation	Net			Net	Annual depreciation rates -%
Land	2,843		2,843	3,119	18,629	16,083	
Buildings and constructions	70,770	44,238	26,532	29,138	71,006	67,511	4
Machinery and equipment	165,656	102,511	63,145	64,952	142,087	136,496	10
Furniture and fixtures	29,205	20,962	8,243	8,534	14,638	9,700	10
Vehicles	5,514	3,178	2,336	3,011	2,714	3,326	20
Trademarks and patents	19,142	13,033	6,109	7,733	6,108	7,733	10
Construction in progress	6,046		6,046	9,730	10,002	16,263	
Other					1,271		
Provision for loss	(3,826)		(3,826)	(3,581)	(4,386)	(4,141)	
	295,350	183,922	111,428	122,636	262,069	252,971	

Construction in progress relates to new industrial projects and the updating of information technology systems.
The provision for loss is set up to cover probable losses on equipment not in use.

All amounts in thousands of reais unless otherwise indicated

11 Financing

	Index and average annual rate of interest/commissions	Parent company 2003	Parent company 2002	Consolidated 2003	Consolidated 2002
Foreign currency					
Parent company					
(December 31, 2003 - US$ 20,808 thousand, December 31, 2002 - US$ 20,839 thousand)	Exchange variation and interest of 4.1% to 7.4%	60,119	73,629		
Consolidated					
(December 31, 2003 - US$ 38,687 thousand, December 31, 2002 - US$ 36,965 thousand)	Exchange variation and interest of 2.96% to 6.90%			111,775	130,609
(December 31, 2003 - CHF 1,385 thousand, December 31, 2002 - CHF 3,554 thousand)	Exchange variation and interest of 6.75%			989	2,180
(December 31, 2003 - EUR 7,486 thousand, December 31, 2002 - EUR 8,831 thousand)	Exchange variation and interest of 3.18%			8,337	7,996
Local currency					
Parent company	Long-term interest rate (TJLP) and interest of 2.0% to 5.0%	6,305	7,433		
Consolidated	Indexed to basket of currencies, CDI, TJLP and interest of 1.92 to 8.75%			43,639	43,880
		66,424	81,062	164,740	184,665
Current liabilities		28,890	22,806	84,668	94,190
Long-term liabilities		37,534	58,256	80,072	90,475

On November 12, 2002, a loan agreement was signed with IFC - International Finance Corporation in the amount of US$ 30 million, to support the program of investments for the period from 2001 to 2004. After the grace period of 3 years, the loan will be repaid semi-annually over an additional 7 years. On June 27, 2003, the first installment of US$ 5 million, equivalent to R$ 14,380, was repaid.

All amounts in thousands of reais unless otherwise indicated

The financing falls due as follows:

	Parent company		Consolidated	
Year	**2003**	**2002**	**2003**	**2002**
2004		31,350		48,082
2005	11,732	13,556	43,884	20,012
2006	13,042	13,034	16,642	16,367
2007	2,381	316	5,781	3,150
2008	2,103		3,360	1,049
2009	2,064		3,294	1,022
2010	2,064		2,963	793
2011	2,064		2,064	
2012	2,084		2,084	
	37,534	58,256	80,072	90,475

Financing is backed by sureties and company properties.

12 Provision for Contingencies

(a) Current

	Parent company		Consolidated	
	2003	**2002**	**2003**	**2002**
Labor	3,437	2,300	3,798	2,300
Tax			329	
Industrial projects	1,281	735	2,599	735
Other		1,613	2,331	6,926
	4,718	4,648	9,057	9,961

All amounts in thousands of reais unless otherwise indicated

(b) Long-term liabilities

	Parent company		Consolidated	
	2003	2002	2003	2002
Labor	8,000	6,649	9,021	8,180
Tax	2,694	4,948	2,694	4,948
Other	2,440	1,500	2,933	1,889
	13,134	13,097	14,648	15,017

(c) Probable losses

The company maintains provisions for contingent losses on labor, tax and civil processes based on risk evaluations made by management, supported by their legal advisors.

(d) Possible and remote losses

The following contingencies, with various chances of creating losses to the company, have not been recorded because the chances of loss are considered possible and/or remote based on analyses made by management, supported by their legal advisors.

	Nature	
Loss expectations	**Tax**	**Labor/Civil**
Possible	8,588	8,418
Remote	32,608	5,355

All amounts in thousands of reais unless otherwise indicated

13 Other Payables

	Parent company		Consolidated	
	2003	2002	2003	2002
Royalties	1,259	21,363	1,259	21,363
Freight	3,970	4,813	4,931	5,538
Other payments (commissions, third party services, concessionaires, etc,)	6,410	7,025	9,735	8,916
	11,639	33,201	15,925	35,817

On December 19, 2003, the company signed an agreement for the settlement of accounts receivable from and payable to Bata Industries Limited. Accounts payable refer to royalties on the Bubblegummers and North Star trademarks, and the receivables to disbursements on behalf of Bata to settle lawsuits. As a result of the agreement, the company reversed the royalties payable of R$ 18,241 and the receivables of R$ 5,996. Of the net amount of R$ 12,245, a payment of R$ 6,131 was made, and R$ 6,114 of the provision was reversed to Other operating income.

14 Taxes Payable (Long-term)

	Parent company		Consolidated	
	2003	2002	2003	2002
COFINS contingent liability	42,910	36,862	42,910	36,862
PIS contingent liability	1,158	1,055	1,158	1,055
	44,068	37,917	44,068	37,917

All amounts in thousands of reais unless otherwise indicated

Contingent COFINS and PIS liabilities

On March 8, 1999, the company obtained a preliminary injunction in an ordinary action which questions the constitutionality of Law 9718/98 and Constitutional Amendment 20.

This preliminary injunction allows the company to pay COFINS and PIS in conformity with the legislation in effect until January 1999, that is, not considering the rate increase and the revised calculation basis of these contributions.

Amounts not paid are being provisioned normally, including interest at the SELIC rate.

As from October 2002, the company started to make judicial deposits of the amounts under discussion. The deposits at December 31, 2003 amounted to R$ 12,666 (2002 – R$ 2,600), which are presented as a reduction of the provision.

15 Transactions with Direct and Indirect Subsidiary and Associated Companies

	2003	2002
Balances		
Current assets (customers)	3	29
Current liabilities (suppliers)	584	214
Long-term liabilities (current accounts), substantially with Amapoly	32,822	23,549
Revenue and expense accounts		
Purchases (substantially in cost of sales)	17,821	13,326

Intercompany sales and purchases are at usual market prices and conditions. The current accounts, mainly with Amapoly, refer to management of the centralized group cash, which is the responsibility of the company. There are no charges or maturity terms.

All amounts in thousands of reais unless otherwise indicated

16 Other Operating Income

Other operating income comprises basically ICMS fiscal incentives and rents from Vale Sul Shopping.

17 Stockholders' Equity

(a) Capital

Paid-up capital at December 31, 2003 and 2002 is represented by 1,950,251,236 book entry shares with no nominal value, of which 920,979,463 are common and 1,029,271,773 are preferred.

(b) Treasury shares

In 2003 and 2002, the company holds 86,668,847 preferred shares, which have been purchased from 1994 onwards, as authorized by the Administrative Council. The last purchase was in 2000.

All amounts in thousands of reais unless otherwise indicated

(c) Dividends/interest on own capital

Stockholders are assured of an annual dividend of not less than 25% of net income, calculated in accordance with corporate legislation and the company's statutes. In 2003 the calculation was as follows:

	2003
Net income for the year	81,952
Legal reserve	(4,097)
Calculation basis	77,855
Dividends and interest on own capital, 35% of calculation basis	27,250
Prepayment of interest on own capital (R$ 1.53 per thousand common shares and R$ 1.68 per thousand preferred shares)	(2,993)
Dividends/interest on own capital proposed (R$ 12.392 per thousand common shares and R$ 13.626 per thousand preferred shares)	24,257

The remaining balance of net income for the year, according to a management proposal to be submitted to the General Meeting, will be used to finance new investments and strengthen working capital vis-à-vis its capital budget, and will be appropriated to the Reserve for investments.

18 Financial Instruments

The company utilizes financial instruments intended to finance its activities or to invest available financial resources.

Risk management is effected via pre-defined strategies by senior corporate management and specific control systems.

The balances of financial investments, loans and financings at December 31, 2003 and 2002 reflect the average rates practiced in the market.

All amounts in thousands of reais unless otherwise indicated

The investment in a listed company is represented exclusively by the 30.67% holding (50% of the voting capital) in Santista Têxtil S.A., a jointly-controlled company. The market value of this company was not estimated, as there have not been any recent trades of the common shares on the stock exchange.

There are no unrecorded financial instruments (derivatives).

The subsidiary Santista Têxtil S.A. also has financial instruments recorded in balance sheet accounts to reduce the risks of fluctuations in the prices of its main raw materials and the exchange exposure on its liabilities indexed to foreign currency.

The book values of the other financial assets and liabilities approximate market values.

19 Deferred Income Tax and Social Contribution on Net Income – Assets and Liabilities

Changes	2002	Additions/ transfers	Write-offs/ transfers	2003
Deferred income tax and social contribution				
Current assets				
Income tax and social contribution losses	3,500		(3,500)	
Temporary differences (i)	3,417	4,977		8,394
	6,917	4,977	(3,500)	8,394
Long-term receivables				
Income tax and social contribution losses (ii)	25,669	414		26,083
Temporary differences (i)	25,059		(5,098)	19,961
	50,728	414	(5,098)	46,044
Provision for income tax and social contribution				
Long-term liabilities (ii)				
Principal	33,332	5,480	(10,789)	28,023
Charges	15,940	7,038	(7,562)	15,416
	49,272	12,518	(18,351)	43,439

All amounts in thousands of reais unless otherwise indicated

(i) Refer to temporary differences between the accounting and tax results, basically the provisions mentioned in Notes 12 and 14. Realization depends on the judicial decisions.

(ii) The company obtained a judicial order that permits it to offset income tax and social contribution losses against 100% of taxable income, rather than being restricted to a maximum of 30% of taxable income. Notwithstanding, the company maintains in long-term liabilities the taxes due on the amount exceeding 30%. Also, the financial charges due are accrued and charged to Financial expenses.

Upon a final decision, if there is a favorable outcome, the deferred asset will be compared with the respective liability and the difference, which basically refers to financial charges calculated on the liability, will be recorded in results for the year.

On October 16, 2003, a final decision was issued on the process in which the company challenged an additional amount related to the differences in the monetary correction indexes used in 1989, as required by the so-called "Summer Plan".

Based on this decision, the provision for this contingency was reversed in the fourth quarter, with the following effects on results: (i) financial expenses: credit of R$ 7,562 and (ii) income tax: credit of R$ 10,789 (Note 20).

All amounts in thousands of reais unless otherwise indicated

20 Income Tax and Social Contribution on Net Income

At December 31, 2003, income tax and social contribution is recorded as follows:

	Parent company	
	Income tax	Social contribution
Income before taxation	83,402	83,402
Permanent additions (exclusions)		
Interest on own capital – expense	(25,993)	(25,993)
Interest on own capital – income	4,612	4,612
Equity in the results of subsidiary and associated companies	(17,746)	(17,746)
Other permanent additions	2,578	3,115
Temporary exclusions	(22,242)	(964)
Adjusted net income	24,611	46,426
(-) Offset of tax losses	(7,384)	(13,928)
Calculation basis	17,227	32,498
Income tax - 15%	(2,584)	
Additional income tax - 10%	(1,699)	
Social contribution on net income - 9%		(2,925)
Tax incentives	103	
Income tax and social contribution for the year, totaling R$ 7,105	(4,180)	(2,925)
Deferred income tax and social contribution on offset of tax losses totaling R$ 3,100	(1,846)	(1,254)
Deferred income tax and social contribution on temporary differences, totaling R$ 2,034	(2,908)	874
Reversal of provision for Summer Plan - R$ 10,789	7,830	2,959
Income tax and social contribution on net income for the year, totaling R$ (1,450)	(1,104)	(346)

All amounts in thousands of reais unless otherwise indicated

21 Stock Option Program

The Extraordinary General Meeting held on April 26, 2002 approved the Stock Option Program of the company, which grants preferred stock options to employees, for the purpose of retaining and stimulating them to contribute to the company's and the stockholders' interests. In the first phase of implementation, options were granted to the directorate. The program will cover, preferentially, up to 39,681,000 of the preferred shares held in treasury.

The program is managed by a management committee, designated by the Administrative Council. This committee establishes, the annual Stock Option Plan, in which the specific terms and conditions are defined, observing the basic rules established in the Option Program.

At December 31, 2003, two Option Plans approved by the management committee were in effect:

		Number of options (i)		Price per 1000 options (ii) - reais
Plan	**Period**	**Granted**	**Exercised**	
2002	July 1, 2002 to June 30, 2012	16,297,000		104.56
2003	July 1, 2003 to June 30, 2013	18,115,000		152.47
		34,412,000		

(i) Each option is equivalent to one share.

(ii) Restated based on the General Price Index – Market variation, calculated by Fundação Getúlio Vargas, from the date an option is granted until the date it is exercised by the beneficiary.

All amounts in thousands of reais unless otherwise indicated

The right to exercise an option under the two plans vests as follows:

Grace periods (from the date of concession of the purchase option)	Percentage of shares released for exercise
Up to 24 months	No exercise will be permitted
After 24 months	20
After 36 months	20
After 48 months	20
After 60 months	40

The exercise of options guarantees the beneficiaries the same rights granted to the other stockholders.

22 Employee Benefits

The company sponsors two supplementary retirement benefit plans, besides granting, through its own retirement plan, life income and medical assistance benefits for a certain group of former employees and their spouses. The actuarial liability recorded at December 31, 2003 is R$ 5,699.

(a) Retirement plan - SPASAPREV

This plan was implemented in May 1991 and structured as a defined benefit plan wholly supported by sponsor contributions. In August 2000, the Super Prev plan was created, structured as a defined contribution plan, to which employees representing 99% of the necessary reserves have already migrated.

All amounts in thousands of reais unless otherwise indicated

The recognized actuarial values are:

Present value of actuarial liability	24,870
Fair value of plan assets	(22,464)
Unrecognized actuarial gain	142
Total liability recognized by the company	2,548

(b) **Pension Plan - HSBC**

A retirement plan has been established for a closed group of former employees using a multi-sponsored supplementary pension fund as the financial vehicle. This plan covers only participants currently receiving retirement benefits and dependents currently receiving death benefits.

Statement of actuarial calculations:

Present value of actuarial liability	653
Fair value of plan assets	(1,814)
Unrecognized actuarial gain	485
Total net assets	(676)

The assets calculated above were not recognized in the company's financial statements at December 31, 2003 because there is no evidence of reimbursement or abatements of future contributions, as defined in paragraph 49(g), of NPC 26.

(c) **Own retirement plan for former employees**

The company sponsors its own retirement plan for former employees, under which it grants a lifetime income benefit to participants, which continues to be paid to surviving spouses in case of death.

Currently it has six participants, including five retirees and one surviving spouse.

Present value of actuarial liability	1,219
Unrecognized actuarial gain	103
Total liability recognized by the company	1,322

All amounts in thousands of reais unless otherwise indicated

(d) Medical assistance plan for retired employees

The company also maintains a medical assistance plan for a certain group of former employees and their spouses, according to the stipulated rules.

The recognized actuarial values are:

Present value of actuarial liability	1,134
Unrecognized actuarial gain	695
Total liability recognized by the company	1,829

23 Insurance

The company and its subsidiaries have insurance coverage for amounts considered to be sufficient to cover eventual losses to its assets. At December 31, 2003, coverage against operating risks amounted to R$ 130,000, civil liability R$ 3,500, civil liability – bodily injury R$ 1,000, sundry risks (theft) R$ 786, national transport R$ 500 per shipment, and international transport risks US$ 2,000,000.

All amounts in thousands of reais unless otherwise indicated

24 Supplementary Information

Consolidated accounting information of São Paulo Alpargatas S.A., excluding the accounting information of the jointly-controlled company Santista Têxtil S.A., but maintaining the equity in its results, is presented as follows:

	2003	2002
Assets		
Current assets		
Cash and banks	136,556	120,700
Customers	160,633	154,004
Inventories	58,703	59,001
Other	37,343	53,682
	393,235	387,387
Long-term receivables		
Assets for sale	16,365	14,612
Taxes recoverable	8,544	25,108
Deferred income tax and social contribution	46,044	50,728
Other	12,797	14,905
	83,750	105,353
Permanent assets	287,908	266,978
Total assets	764,893	759,718

All amounts in thousands of reais unless otherwise indicated

	2003	2002
Liabilities		
Current		
Suppliers	26,109	37,277
Financings	29,584	24,542
Salaries and related charges	21,361	20,715
Accounts payable	12,478	33,783
Provision for contingencies	4,718	4,648
Other	32,216	34,772
	126,466	155,737
Long-term liabilities		
Financings	37,534	58,256
Provision for income tax and social contribution	43,439	49,272
Provision for contingencies	13,134	13,097
Taxes payable	44,068	37,917
Other	6,814	6,703
	144,989	165,245
Stockholders' equity	493,438	438,736
Total liabilities	764,893	759,718

All amounts in thousands of reais unless otherwise indicated

	2003	2002
Gross sales	919,644	816,190
Taxes on sales	152,445	132,313
Net sales	767,199	683,877
Cost of sales	477,215	426,002
Gross profit	289,984	257,875
Operating (expenses) income		
Selling	(203,157)	(190,291)
General and administrative	(46,928)	(41,053)
Management fees	(2,930)	(2,557)
Financial income	42,601	37,769
Financial expenses	(13,329)	(13,388)
Exchange variation	11,639	(29,173)
Financial charges on taxes	(4,092)	(8,567)
Amortization of deferred charges	(8,372)	(6,654)
Equity in the results of subsidiary and associated companies	12,755	19,680
Other operating income, net	6,663	17,724
	(205,150)	(216,510)
Operating profit	84,834	41,365
Non-operating (expenses) income, net	(683)	7,988
Profit before taxation	84,151	49,353
Income tax and social contribution	(2,199)	(1,581)
Net income for the year	81,952	47,772

All amounts in thousands of reais unless otherwise indicated

The summarized consolidated financial position and statement of income of the jointly-controlled company Santista Têxtil S.A. are presented as follows:

	December 31	
	2003	**2002**
Assets		
Current	493,107	518,722
Long-term	35,401	40,174
Permanent	471,894	499,688
Total assets	1,000,402	1,058,584
Liabilities		
Current	323,679	416,625
Long-term	151,807	143,362
Stockholders' equity	524,916	498,597
Total liabilities	1,000,402	1,058,584
Statement of income		
Gross sales	1,063,410	1,006,524
Net sales	920,128	872,003
Gross profit	194,578	247,158
Operating expenses	(126,397)	(155,820)
Non-operating (expenses) income, net	817	1,271
Income tax and social contribution	(24,589)	(14,504)
Minority interest	(2)	(2)
Net income for the year	44,407	78,103

All amounts in thousands of reais unless otherwise indicated

Cash Flow

In compliance with the Differentiated Practices of Corporate Governance (Level 1), the cash flow prepared under the indirect method, in accordance with NPC-20 of the Institute of Independent Auditors of Brazil (IBRACON), is presented below as supplementary information.

	2003			2002		
	Parent company	Consolidated w/out Santista	Consolidated w/ Santista	Parent company	Consolidated w/out Santista	Consolidated w/ Santista
Operating activities						
Net income for the year	81,952	79,996	80,256	47,772	46,239	46,110
Income tax incentives		1,956	1,956		1,533	1,644
Adjustments to reconcile net income for the year with resources arising from operating activities						
Depreciation and amortization	26,680	27,531	47,303	24,296	25,016	38,334
Result on sale/disposal of fixed assets	703	683	1,046	(7,968)	(7,988)	(7,854)
Equity in the results of subsidiary and associated companies	(17,746)	(12,755)		(20,913)	(19,680)	
Exchange variation on financings/royalties	(15,384)	(15,384)	(25,845)	32,681	32,681	59,562
Interest on financing	4,253	4,253	10,136	4,424	4,424	9,864
Charges on tax liabilities	4,092	4,092	4,092	8,567	8,567	8,567
Reversal of contingent liabilities	(6,114)	(6,114)	(6,114)		(12,642)	(12,642)
Exchange variation on investments			1,192			(11,152)
Cash generated by operations	78,436	84,258	114,022	88,859	78,150	132,433
Increase (decrease) in assets						
Trade accounts receivable	(7,252)	(6,629)	(9,421)	(35,387)	(36,664)	(43,531)
Inventories	(1,483)	298	(9,899)	4,085	3,183	(7,898)
Prepaid expenses	(3,287)	(3,288)	(3,688)	(2,428)	(2,444)	(3,666)
Taxes recoverable	32,013	32,340	22,045	(5,896)	(4,085)	(4,819)
Other	1,131	972	1,904	(8,001)	(7,457)	(7,614)
	21,122	23,693	941	(47,627)	(47,467)	(67,528)

All amounts in thousands of reais unless otherwise indicated

			2003			2002
	Parent company	Consolidated w/out Santista	Consolidated w/ Santista	Parent company	Consolidated w/out Santista	Consolidated w/ Santista
Increase (decrease) in liabilities						
Suppliers	(10,693)	(11,168)	(10,935)	24,111	27,424	25,372
Taxes payable	(1,400)	(145)	1,647	3,822	13,714	15,628
Payment IR/CSLL		(679)	(679)		(541)	(3,489)
Provision IR/CSLL	(4,797)	(4,188)	907	3,233	3,766	7,146
Provision for contingencies	70	70	(892)	(3,434)	(3,829)	(1,803)
Other	4,333	(5,990)	(6,267)	4,320	3,098	4,907
	(12,487)	(22,100)	(16,219)	32,052	43,632	47,761
Net cash provided by operating activities	87,071	85,851	98,744	73,284	74,315	112,666
Investing activities						
Additions to investments	(26,785)	(23,537)	(23,537)	(195)		
Additions to fixed assets/deferred charges	(19,324)	(20,656)	(32,861)	(24,531)	(25,423)	(40,982)
Dividends received	7,134	7,148		873	875	
Receipt from sale of permanent assets	4,645	4,671	4,671	1,957	2,189	2,189
Net cash used in investing activities	(34,330)	(32,374)	(51,727)	(21,896)	(22,359)	(38,793)
Financing activities						
Loans obtained	17,514	17,995	119,665	8,655	8,655	118,952
Amortization of principal and interest	(24,137)	(25,660)	(151,337)	(19,389)	(19,915)	(126,182)
Dividends and interest on own capital	(29,956)	(29,956)	(30,804)	(7,728)	(7,728)	(7,764)
Net cash used in financing activities	(36,579)	(37,621)	(62,476)	(18,462)	(18,988)	(14,994)
(=) Decrease in cash, banks and financial investments	16,162	15,856	(15,459)	32,926	32,968	58,879
(+) Opening balance	120,384	120,700	162,178	87,458	87,732	103,299
(+) Effect of increase in participation of opening balance			9,435			
(=) Closing balance of cash, banks and financial investments	136,546	136,556	156,154	120,384	120,700	162,178

* * *